Mail Stop 3561

March 25, 2009

Qinan Ji
Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

> **Re:** **China Natural Gas, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 21, 2009**
> **File No. 000-31539**

Dear Mr. Ji:

      We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Ph.D.
       Cadwalader, Wickersham & Taft LLP
       Facsimile: +86 (10) 6599-7300